UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number 001-41852

ZENATECH, INC.
(Translation of registrant’s name into English)

777 Hornby Street, Suite 1460
Vancouver, British Columbia Canada V6Z 1S4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

⌧ Form 20-F ☐ Form 40-F

Change in Registrant's Certifying Accountant

The Board of Directors of ZenaTech, Inc. (the "Company"), upon the recommendation of the Audit Committee, has approved the dismissal of Bansal & Co. LLP ("Bansal") as the Company's independent registered public accounting firm and the engagement Mercurius & Associates LLP as its independent registered public accounting firm, each effective October 23, 2026. Bansal's engagement did not extend to any period after June 30, 2026.

Bansal's reports on the Company's consolidated financial statements for the years ended December 31, 2025 and 2024 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended December 31, 2025 and 2024 and the subsequent interim period through October 23, 2026, (i) there were no disagreements with Bansal, as described in Item 16F(a)(1)(iv) of Form 20-F, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to Bansal's satisfaction, would have caused Bansal to make reference to the subject matter of the disagreement in its reports; (ii) there were no reportable events as described in Item 16F(a)(1)(v) of Form 20-F; and (iii) neither the Company nor anyone on its behalf consulted Mercurius regarding any of the matters described in Item 16F(a)(2) of Form 20-F.

The Company provided Bansal with a copy of the above disclosure and requested that Bansal furnish a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made above. A copy of Bansal's letter is furnished as Exhibit 16.1 to this report.

EXHIBIT INDEX

Exhibit	Description
16.1	Letter of Bansal & Co. LLP dated October 27, 2026

INCORPORATION BY REFERENCE

The information contained in Exhibit 99.4 to this Report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-293356), as amended, and shall be deemed to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2026

ZENATECH, INC.

By:/s/ Shaun Passley, Ph.D

Name: Shaun Passley, Ph.D

Title: Chief Executive Officer